Exhibit 99.1

CyberArk Announces Third Quarter 2020 Results
Total Revenue of $107 million
Annual Recurring Revenue (ARR) of $250 million grew 40 percent year over year
Company to Begin Active Transition to Recurring Revenue Model in 2021

Newton, Mass. and Petach Tikva, Israel – November 10, 2020 – CyberArk (NASDAQ: CYBR), the global leader in privileged access management, today announced financial results for the third quarter ended September 30, 2020.

“We are pleased with the momentum in the business including posting another quarter of record SaaS bookings,” said Udi Mokady, CyberArk Chairman and CEO.  “Enterprise demand for our SaaS solutions continued to build in the third quarter, particularly for CyberArk Privilege Cloud and Endpoint Privilege Manager.  Customers are increasingly turning to CyberArk as their trusted advisor to securely implement digital transformation, cloud migration, and identity and risk reduction programs.  Our ongoing cloud innovation, including CyberArk Cloud Entitlements Manager, our recently introduced AI-powered solution that strengthens cloud security, further extends our leadership position in the market.  The significant increase in new SaaS and subscription bookings grew our annual recurring revenue (ARR) by 40 percent to $250 million and our deferred revenue by 28 percent to $228 million.  In addition, the combination of SaaS and subscription revenue increased nearly 200 percent year over year and represents about 28 percent of total license revenue compared to 7 percent of license revenue in the third quarter of 2019.  While the bookings mix shift toward high-value recurring subscriptions created a headwind to our recognized revenue and profitability in the quarter, looking through the near-term effect on the reported P&L, our business performance was strong and the level of customer and prospect engagement was at an all-time high.”

Continued Mokady, “As we look ahead, we will begin actively transitioning our business to a recurring revenue model in 2021, by further accelerating our SaaS business and shifting the Company sales from perpetual licenses to recurring subscriptions.  As a result of our robust SaaS and subscription bookings, our strong and growing mix of recurring revenue, our expanding SaaS portfolio, and our comprehensive review of enterprise buying patterns, we are confident that our strategy will create significant long-term value for CyberArk, our customers, partners, and shareholders.”

Financial Highlights for the Third Quarter Ended September 30, 2020

Revenue:

•	Total revenue was $106.6 million.
•	License revenue was $45.8 million.
•	Maintenance and professional services revenue was $60.8 million.

Operating Income (Loss):

•	GAAP operating loss was $(10.5) million and non-GAAP operating income was $13.1 million.

Net Income (Loss):

•	GAAP net loss was $(15.9) million, or $(0.41) per basic and diluted share. Non-GAAP net income was $12.2 million, or $0.31 per diluted share.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross profit, operating income (loss) and net income (loss) for the three months and nine months ended September 30, 2020 and 2019. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

Balance Sheet and Cash Flow:

•	As of September 30, 2020, CyberArk had $1.1 billion in cash, cash equivalents, marketable securities and short-term deposits. This compares to $555.1 million at September 30, 2019.
•	As of September 30, 2020, total deferred revenue was $227.6 million, a 28% increase from $177.3 million at September 30, 2019.
•	During the nine months ended September 30, 2020, the Company generated $67.8 million in net cash provided by operating activities, compared to $88.6 million in the first nine months of 2019.

Annual Recurring Revenue (ARR):

•	Annual Recurring Revenue (ARR) was $250 million, an increase of 40% from $178 million at September 30, 2019.

Recent Business Highlights

•	CyberArk was named a Leader in the Gartner 2020 Magic Quadrant for Privileged Access Management*
•	Introduced general availability of CyberArk Cloud Entitlements Manager, our latest SaaS solution, an AI-Powered service to remove excessive cloud permissions
•	Strengthened ability to secure identities and privileged credentials in the cloud:
o	Availability on Microsoft Azure
o	Achieved AWS Digital Workplace Competency Status
o	Achieved AWS Outposts Ready designation

(*)  Gartner, Magic Quadrant for Privileged Access Management, Felix Gaehtgens, Abhyuday Data, Michael Kelley, 4 August 2020

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Business Outlook

Based on information available as of November 10, 2020, CyberArk is issuing guidance for the fourth quarter as indicated below.

Fourth Quarter 2020:

•	Total revenue between $125.0 million and $135.0 million.
•	Non-GAAP operating income between $25.0 million and $33.0 million.
•	Non-GAAP net income per share between $0.52 and $0.67 per diluted share.
o	Estimated tax rate of 23 percent.
o	Assumes 40.0 million weighted average diluted shares.

Conference Call Information

CyberArk will host a conference call today at 8:30 a.m. Eastern Time (ET) to discuss the company’s third quarter financial results and its business outlook. To access this call, dial +1 (833) 968-2251 (U.S.) or +1 (778) 560-2670 (international).  The conference ID is 3387489. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 (800) 585-8367 (U.S.) or (416) 621-4642 (international). The replay pass code is 3387489. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s website at www.cyberark.com.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in privileged access management, a critical layer of IT security to protect data, infrastructure and assets across cloud and hybrid environments, and throughout the DevOps pipeline. CyberArk delivers the industry’s most complete solution to reduce risk created by privileged credentials and secrets. The company is trusted by the world’s leading organizations, including more than 50 percent of the Fortune 500, to protect against external attackers and malicious insiders. A global company, CyberArk is headquartered in Petach Tikva, Israel, with U.S. headquarters located in Newton, Mass. The company also has offices throughout the Americas, EMEA, Asia Pacific and Japan. To learn more about CyberArk, visit www.cyberark.com, read the CyberArk blogs or follow on Twitter via @CyberArk, LinkedIn or Facebook.

Copyright © 2020 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

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Key Performance Indicators and Non-GAAP Financial Measures

Annual Recurring Revenue (ARR)

•
Annual Recurring Revenue (ARR) is defined as the annualized value of active SaaS, subscription or term-based license and maintenance contracts related to perpetual licenses in effect at the end of the reported period.

Non-GAAP Financial Measures

CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating income (loss) or net income (loss) or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as GAAP gross profit excluding share-based compensation expense, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating income is calculated as GAAP operating income (loss) excluding share-based compensation expense, acquisition related expenses, facility exit and transition costs, and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income is calculated as GAAP net income (loss) excluding share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, facility exit and transition costs, amortization of debt discount and issuance costs, intra-entity IP transfer tax effect, net and the tax effect of non-GAAP adjustments.

The Company believes that providing non-GAAP financial measures that exclude, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, facility exit and transition costs, non-cash interest expense related to the amortization of debt discount and issuance costs, intra-entity IP transfer tax effect, net and the tax effect of the non-GAAP adjustments allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that expenses related to its acquisitions, amortization of intangible assets related to acquisitions, facility exit and transition costs, intra-entity IP transfer tax effect, net and non-cash interest expense related to the amortization of debt discount and issuance costs do not reflect the performance of its core business and impact period-to-period comparability.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, facility exit and transition costs, non-cash interest expense related to the amortization of debt discount and issuance costs, intra-entity IP transfer tax effect, net and the tax effect of the non-GAAP adjustments. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response, on global and regional economies and economic activity and the resulting impact on the demand for the Company’s solutions and on its expected revenue growth rates and costs; the Company’s ability to adjust its operations in response to impacts from the COVID-19 pandemic; difficulties predicting future financial results, including due to impacts from the COVID-19 pandemic; the Company’s plan to begin actively transitioning its business to a recurring revenue model in 2021; changes to the drivers of the Company’s growth; the Company’s ability to sell into existing and new industry verticals; the Company’s sales cycles and multiple licensing models may cause results to fluctuate; the Company’s ability to sell into existing customers; potential changes in the Company’s operating and net profit margins and the Company’s revenue growth rate; the Company’s ability to successfully find, complete, fully integrate and achieve the expected benefits of future acquisitions, including the Company’s ability to integrate and achieve the expected benefits of Idaptive; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network systems; the Company’s ability to hire qualified personnel; the Company’s ability to expand its channel partnerships across existing and new geographies; the Company’s ability to further diversify its product deployments and licensing options; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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Investor Relations Contact:
Erica Smith
CyberArk
617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
617-558-2191
press@cyberark.com

 CYBERARK SOFTWARE LTD.
 Consolidated Statements of Operations
 U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2020	2019	2020

Revenues:
License	$57,868	$45,772	$161,353	$145,292
Maintenance and professional services	50,247	60,817	142,878	174,620

Total revenues	108,115	106,589	304,231	319,912

Cost of revenues:
License	2,274	6,038	7,768	13,496
Maintenance and professional services	14,714	16,350	37,998	46,367

Total cost of revenues	16,988	22,388	45,766	59,863

Gross profit	91,127	84,201	258,465	260,049

Operating expenses:
Research and development	18,264	24,609	51,590	68,767
Sales and marketing	46,151	55,418	131,229	158,961
General and administrative	13,972	14,649	36,303	45,104

Total operating expenses	78,387	94,676	219,122	272,832

Operating income (loss)	12,740	(10,475)	39,343	(12,783)

Financial income (expenses), net	1,500	(1,453)	5,406	(3,662)

Income (loss) before taxes on income	14,240	(11,928)	44,749	(16,445)

Tax benefit (taxes on income)	1,008	(3,954)	(2,421)	(1,367)

Net income (loss)	$15,248	$(15,882)	$42,328	$(17,812)

Basic net income (loss) per ordinary share	$0.40	$(0.41)	$1.13	$(0.46)
Diluted net income (loss) per ordinary share	$0.39	$(0.41)	$1.09	$(0.46)

Shares used in computing net income (loss)
per ordinary shares, basic	37,805,442	38,797,347	37,460,829	38,532,563
Shares used in computing net income (loss)
per ordinary shares, diluted	39,057,545	38,797,347	38,831,275	38,532,563

Share-based Compensation Expense:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2020	2019	2020

Cost of revenues	$1,680	$2,573	$3,888	$6,325
Research and development	2,912	4,223	7,613	10,606
Sales and marketing	5,949	8,071	14,512	21,224
General and administrative	4,797	5,449	11,473	15,220

Total share-based compensation expense	$15,338	$20,316	$37,486	$53,375

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	September 30,
	2019	2020

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$792,363	$507,079
Short-term bank deposits	140,067	224,929
Marketable securities	132,412	152,188
Trade receivables	72,953	63,334
Prepaid expenses and other current assets	8,406	14,753

Total current assets	1,146,201	962,283

LONG-TERM ASSETS:
Marketable securities	54,408	237,178
Property and equipment, net	16,472	17,804
Intangible assets, net	9,143	26,259
Goodwill	82,400	123,717
Other long-term assets	72,091	86,604
Deferred tax asset	24,451	33,558

Total long-term assets	258,965	525,120

TOTAL ASSETS	$1,405,166	$1,487,403

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$5,675	$5,726
Employees and payroll accruals	41,345	37,941
Accrued expenses and other current liabilities	27,132	21,936
Deferred revenues	118,519	149,732

Total current liabilities	192,671	215,335

LONG-TERM LIABILITIES:
Convertible senior notes, net	485,119	497,950
Deferred revenues	71,836	77,916
Other long-term liabilities	31,408	25,972

Total long-term liabilities	588,363	601,838

TOTAL LIABILITIES	781,034	817,173

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	99	101
Additional paid-in capital	396,437	457,766
Accumulated other comprehensive income	818	3,393
Retained earnings	226,778	208,970

Total shareholders' equity	624,132	670,230

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,405,166	$1,487,403

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Nine Months Ended
	September 30,
	2019	2020

Cash flows from operating activities:
Net income (loss)	$42,328	$(17,812)
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	8,122	10,956
Amortization of premium and accretion of discount on marketable securities, net	(39)	1,422
Share-based compensation	37,486	53,375
Deferred income taxes, net	(4,989)	(2,531)
Decrease (increase) in trade receivables	(7,075)	12,479
Amortization of debt discount and issuance costs	-	12,831
Increase in prepaid expenses and other current and long-term assets	(12,629)	(14,974)
Decrease in trade payables	(501)	(1,528)
Increase in short-term and long-term deferred revenues	27,741	30,537
Decrease in employees and payroll accruals	(4,318)	(5,130)
Increase (decrease) in accrued expenses and other
current and long-term liabilities	2,471	(11,804)

Net cash provided by operating activities	88,597	67,821

Cash flows from investing activities:
Investment in short and long term deposits	(1,821)	(85,092)
Investment in marketable securities	(66,883)	(347,842)
Proceeds from maturities of marketable securities	50,639	146,208
Purchase of property and equipment	(5,389)	(4,937)
Payments for business acquisitions, net of cash acquired	-	(68,603)

Net cash used in investing activities	(23,454)	(360,266)

Cash flows from financing activities:
Proceeds from (payment of) withholding tax related to employee stock plans	547	(439)
Proceeds from exercise of stock options	19,510	7,604

Net cash provided by financing activities	20,057	7,165

Increase (decrease) in cash, cash equivalents and restricted cash	85,200	(285,280)

Cash, cash equivalents and restricted cash at the beginning of the period	261,883	792,413

Cash, cash equivalents and restricted cash at the end of the period	$347,083	$507,133

 CYBERARK SOFTWARE LTD.
 Reconciliation of GAAP Measures to Non-GAAP Measures
 U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Nine Months Ended
	September 30,		Septmber 30,
	2019	2020	2019	2020

Gross profit	$91,127	$84,201	$258,465	$260,049
Plus:
Share-based compensation - License, Maintenance & professional services	1,680	2,573	3,888	6,325
Amortization of intangible assets - License	1,173	2,654	4,061	5,829
Acquisition related expenses	-	46	-	447

Non-GAAP gross profit	$93,980	$89,474	$266,414	$272,650

Reconciliation of Operating Income (Loss) to Non-GAAP Operating Income:

	Three Months Ended		Nine Months Ended
	September 30,		Septmber 30,
	2019	2020	2019	2020

Operating income (loss)	$12,740	$(10,475)	$39,343	$(12,783)
Plus:
Share-based compensation	15,338	20,316	37,486	53,375
Amortization of intangible assets - Cost of revenues	1,173	2,654	4,061	5,829
Amortization of intangible assets - Sales and marketing	144	205	432	478
Acquisition related expenses	-	270	-	4,526
Facility exit and transitions costs	-	140	-	140

Non-GAAP operating income	$29,395	$13,110	$81,322	$51,565

Reconciliation of Net Income (Loss) to Non-GAAP Net Income:

	Three Months Ended		Nine Months Ended
	September 30,		Septmber 30,
	2019	2020	2019	2020

Net income (loss)	$15,248	$(15,882)	$42,328	$(17,812)
Plus:
Share-based compensation	15,338	20,316	37,486	53,375
Amortization of intangible assets - Cost of revenues	1,173	2,654	4,061	5,829
Amortization of intangible assets - Sales and marketing	144	205	432	478
Acquisition related expenses	-	270	-	4,526
Facility exit and transitions costs	-	140	-	140
Amortization of debt discount and issuance costs	-	4,314	-	12,831
Taxes on income related to non-GAAP adjustments	(6,345)	(4,878)	(14,237)	(15,956)
Intra-entity IP transfer tax effect, net	-	5,036	-	5,036

Non-GAAP net income	$25,558	$12,175	$70,070	$48,447

Non-GAAP net income per share
Basic	$0.68	$0.31	$1.87	$1.26
Diluted	$0.65	$0.31	$1.80	$1.23

Weighted average number of shares
Basic	37,805,442	38,797,347	37,460,829	38,532,563
Diluted	39,057,545	39,634,165	38,831,275	39,424,949